December 31, 2005	Report to Shareholders
Suite 1188, Bentall 5 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Management’s Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 16 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of four members, meets regularly with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of internal control to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders and they have conducted an audit in accordance with Canadian generally accepted auditing standards and their report follows.

“Earl Price”

“Paul N. Wright”

Chief Financial Officer

President and Chief Executive Officer

March 21, 2006

AUDITORS’ REPORT

To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC

Canada

March 3, 2006

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
	2005	2004

ASSETS
Current Assets
Cash and cash equivalents	$33,826	$135,390
Accounts receivable	8,264	8,705
Prepaids	2,024	-
Inventories (Note 5)	7,597	5,927
	51,711	150,022

Property, plant and equipment (Note 6)	186,610	52,337
Other assets	6,288	-
Mineral properties and deferred development (Note 6)	23,326	22,676
Investments and advances (Note 9)	562	1,224
Deposits (Note 4)	50,000	-
Goodwill (Note 3)	2,238	-
	$320,735	$226,259

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$19,730	$6,005
Current portion of capital lease obligation	37	-
Current portion of long term debt (Note 4)	1,488	-
	21,255	6,005

Asset retirement obligation (Note 7)	11,143	8,059
Capital lease obligation	90	-
Contractual severance obligation	2,437	636
Future income taxes (Note 10)	10,051	4,598
Long term debt (Note 4)	50,832	-
	95,808	19,298

SHAREHOLDERS' EQUITY
Share capital (Note 8)	573,721	508,373
Contributed surplus	1,996	1,094
Stock based compensation (Note 8)	5,980	5,138
Deficit	(356,770)	(307,644)
	224,927	206,961
	$320,735	$226,259

Commitments and Contingencies (Note 11)
Subsequent event (Note 14)

Approved by the Board

"Paul N. Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)
2005		2004	2003

Revenue
Gold sales	$29,680	$33,153	$36,814
Interest and other income	4,117	2,762	1,415
	33,797	35,915	38,229
Expenses
Operating costs	35,378	33,109	22,863
Depletion, depreciation and amortization	9,798	4,431	10,321
General and administrative	12,976	5,531	4,961
Exploration expense	7,386	4,312	2,009
Interest and financing costs	88	25	569
Loss on settlement of convertible debenture	-	-	227
Stock based compensation expense	1,961	2,894	1,106
Accretion of asset retirement obligation	484	430	406
Writedown of assets	19,537	-	44,645
Loss (gain) on disposals of property, plant & equipment	(5,727)	(30)	186
Foreign exchange loss (gain)	547	(196)	(6,494)
	82,428	50,506	80,799

Loss before income taxes	(48,631)	(14,591)	(42,570)

Tax recovery (expense) (Note 10)
Current	(152)	1,406	1,107
Future	(343)	(757)	(3,570)
Net loss for the year	$(49,126)	$(13,942)	$(45,033)

Deficit at the beginning of the year:
As previously reported	(307,644)	(293,702)	(247,649)
Change in accounting policy	-	-	(1,020)
As restated	$(307,644)	$(293,702)	$(248,669)

Deficit at the end of the year	$(356,770)	$(307,644)	$(293,702)

Weighted average number of shares outstanding	284,004,311	257,643,212	221,770,349
Basic loss per share - U.S.$	$(0.17)	$(0.05)	$(0.20)
Basic loss per share - CDN.$ - (yearly avg. rate)	$(0.19)	$(0.07)	$(0.28)
Diluted loss per share - U.S.$	$(0.17)	$(0.05)	$(0.20)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
2005		2004	2003

Cash flows from operating activities
Net loss for the year	$(49,126)	$(13,942)	$(45,033)
Items not affecting cash
Depletion, depreciation and amortization	9,798	4,431	10,321
Future income taxes	343	757	3,570
Writedown of assets	19,537	28	44,929
(Gain) loss on disposals of property, plant and equipment	(227)	8	-
Loss on settlement of convertible debenture	-	-	227
Interest and financing costs	-	-	127
Amortization of hedging gain	-	329	(2,286)
Stock based compensation expense	2,426	3,720	1,418
Contractual severance expense	1,801	318	318
Accretion of asset retirement obligation	484	430	406
Foreign exchange (gain) loss	(976)	450	(6,850)
Change in non-cash working capital	2,006	(6,955)	(3,501)
	(13,934)	(10,426)	3,646
Cash flow from investing activities
Acquisition of Afcan Mining Corporation - net cash acquired	664	-	-
Property, plant and equipment	(88,757)	(22,772)	(9,391)
Proceeds from disposals of property, plant and equipment	227	357	-
Mineral properties and deferred development	(650)	(573)	(3,604)
Investments and advances	-	-	(1,196)
Proceeds from disposals of investments and advances	-	70	-
	(88,516)	(22,918)	(14,191)
Cash flow from financing activities
Long-term debt	50,000	-	-
Repayment of long-term debt	(986)	-	-
Repayment of convertible debentures	-	-	(7,150)
Deposits	(50,000)	-	-
Issue of common shares:
Voting - for cash	7,184	63,708	78,619
Other assets	(6,288)	-	-
	(90)	63,708	71,469
Foreign exchange gain (loss) on cash held in foreign currency	976	(439)	6,914
Net (decrease) increase in cash and cash equivalents	(101,564)	29,925	67,838
Cash and cash equivalents at beginning of the year	135,390	105,465	37,627
Cash and cash equivalents at end of the year	$33,826	$135,390	$105,465

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

1.

     Nature of operations

Eldorado Gold Corporation (“Eldorado”, or “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil.  Development and construction of mines and processing facilities are underway in Turkey and China.  Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in Note 15, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado’s subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

•

Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;

•

Non-monetary assets are translated at historical rates;

•

Revenue and expense items are translated at the average rate for the year except for depletion,

depreciation and amortization of property, plant and equipment which are translated at the same rate as the assets to which they relate; and

•

Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months or less.

Inventories

In-process inventories consists of costs related to ore on the leach pad and in stock piles and metals in process and is valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs.  Materials and supplies inventory is valued at average cost and where appropriate less a provision for obsolescence.

Investments

Investments in shares of other companies are carried at the lower of cost or market value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below:

Mineral properties and capitalized development costs for an underground operation - where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied. Buildings, machinery, mobile and other equipment - depreciated on a straight-line basis over the estimated life not exceeding the life of the mine.

Management of the Company regularly reviews the carrying value of each mineral property.   Where information is available and conditions suggest impairment of long lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.  If projected future cash flows are less than the carrying value and the fair value is less than the carrying value, a write-down to the estimated fair value is made with a charge to operations. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Certain general and administrative costs incurred during start up are expensed as incurred.

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources, operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized.

Goodwill

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition.   The excess of the purchase price over such fair value is recorded as goodwill.  Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transaction and the potential for increased revenues as a result of higher realized gold prices.   Goodwill is assigned to assets acquired and is not amortized.

On at least an annual basis, the carrying amount of goodwill is evaluated to determine whether current events and circumstances indicate that such carrying amounts may no longer be recoverable.  This assessment involves estimating the fair value of each reporting unit that includes goodwill.  Eldorado compares this fair value to the total carrying amount of the reporting unit, including goodwill.  If the fair value exceeds this carrying amount, Eldorado considers the goodwill is not impaired.  If the fair value is less than this carrying amount, then Eldorado estimates the fair values of all identifiable assets and liabilities in the reporting unit, and compares this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, Eldorado reduces the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

Asset Retirement Obligation

The fair value of liabilities for asset retirement obligations is recognized in the period they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

Revenue recognition

Revenues from the sale of bullion are recognized when the goods have been delivered and title passes to the purchaser.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Financial statement items subject to significant estimates include recovery of receivables, net realizable value of inventories, expected mine life and future cash flows, ore reserves, property, plant and equipment and related depletion, depreciation and amortization, the recoverability of mineral properties and deferred development costs, asset retirement obligations, stock based compensation and goodwill. Actual results could differ from those estimates.

Share option plan

The Company uses fair-value accounting for awards of all stock options and recognizes compensation expense of all stock options awarded based upon their fair value on the date of grant as determined by using an option pricing model.  The fair value of the options is expensed over the vesting period of the options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted is credited to share capital.  The fair value attributable to stock options that expire unexercised is credited to stock based compensation balance sheet.  The fair value attributable to stock options that are forfeited is credited to earnings.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities,” which requires consolidation of entities in which the Company has a controlling financial interest.  The Company has determined that it has no variable interest entities.

3.   Acquisition of Afcan Mining Corporation

Effective September 13, 2005, the Company completed a Compromise Agreement (the “Afcan transaction”) with Afcan Mining Corporation (“Afcan”).  As a result Eldorado acquired an 85% interest in the Tanjianshan Gold Project (“Tanjianshan”) a late stage development project located in Qinghai Province in Western China.  In addition to Tanjianshan, exploration opportunities exist within the property acquired.  Once Eldorado has invested $50,000 of capital in Tanjianshan, Eldorado’s ownership will increase to 90%.  Under the terms of the agreement, the Company issued 23,045,151 Eldorado shares to the shareholders of Afcan for all of the common shares outstanding of Afcan.  In addition, Eldorado issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,538 stock options.  Acquisition costs of $1,258 were incurred by the Company.

This business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Afcan as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”.  These consolidated financial statements include 100% of Afcan’s operating results for the period from September 14, 2005 to December 31, 2005.

The allocation of the purchase price of the shares of Afcan is summarized in the following table:

Purchase price:
Share consideration	$56,235
Share purchase warrants	1,204
Stock options	41
Acquisition costs	1,258

Total purchase price	$58,738

Fair value of net assets acquired:
Cash	$11,922
Accounts receivable and advances	1,991
Inventory	437
Fixed assets	497
Property, plant and equipment	64,500
Goodwill	2,238
Accounts payable	(5,600)
Loans payable to Sino Gold Limited	(2,127)
Loan payable to Eldorado Gold Corporation1	(10,000)
Future income taxes payable	(5,120)

$58,738

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

3.   Acquisition of Afcan Mining Corporation (continued)

1  At September 13, 2005 Afcan had borrowed $10,000 from the Company to fund ongoing development, exploration and administration costs.  Amounts owing are eliminated on consolidation from September 14, 2005 forward.

Eldorado received net cash proceeds from the Afcan Transaction of $664.  Net cash proceeds result from the cash balance acquired of $11,922 less acquisition costs incurred of $1,258 and less intercompany debt outstanding of $10,000.

4.   Long Term Debt and Deposits

	December 31,	December 31,
	2005	2004
Deposits
Reserve account	$50,000	$-
	$50,000	$-

Long term debt
Corporate loan facility	$50,000	$-
Sino Gold Limited	832
	$50,832	$-
Current portion
Corporate loan facility	$1,179	$-
Sino Gold Limited	309	-
	$52,320	$-

On April 6, 2005 Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility (“Facility”) for $65,000 with HSBC Bank USA, National Association (“HSBC Bank”).  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account over which the HSBC Bank holds security. At December 31, 2005, the total debt outstanding is $50,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tüprag drew $15,000 at 4.19%, on June 15, 2005 Tüprag drew $20,000 at 4.35%, on July 29, 2005 Tüprag drew $5,000 at 4.66% and on September 2, 2005 Tüprag drew $10,000 at 4.64%. The facility is scheduled for repayment in 2006, renewable annually at the Company’s option for 5 years.  The Company will renew all scheduled repayments in 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

4.   Long Term Debt and Deposits (continued)

Resulting from the Afcan Transaction, the Company assumed two loans payable to Sino Gold Limited of which one has been fully repaid as of December 31, 2005.

December 31,
2005

Non-interest bearing loan discounted using an interest rate of 8%,
repayable on December 31 over the next 4 years.	$1,141
Less: Current portion of long term debt	309
$832

Minimum repayments required on debt are as follows:
December 31, 2006	309
December 31, 2007	333
December 31, 2008	360
December 31, 2009	139
$1,141

5.

Inventories

	2005	2004

In process inventory	$4,804	$1,913

Materials and supplies	2,793	4,014

	$7,597	$5,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

6.        Property, Plant and Equipment and Mineral Properties

	2005	2004
Property, plant and equipment
São Bento mine	$96,694	$88,688
Accumulated depreciation and depletion	(73,461)	(63,998)
	23,233	24,690
Write downs	(12,373)	-
	10,860	24,690

Kisladag project, under construction	89,588	26,353

Tanjianshan project, under construction	82,503	-

Office furniture and equipment	5,649	3,076
Assets under capital lease	127	-
Accumulated depreciation	(2,117)	(1,782)
	3,659	1,294

Total property, plant and equipment	$186,610	$52,337

Mineral properties and deferred development	$23,326	$22,676

Future minimum lease payments under the capital lease expiring December 2009 together with the balance of the obligation under capital lease:

2007	$36
2008	36
2009	37
Total minimum lease payments	109
Amount representing interest	(19)
Balance of the obligation	$90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

7.

Asset Retirement Obligation

São Bento mine

In 2003, the Company obtained an independent study to evaluate the fair value of the expected closure costs of the Company’s São Bento mine.  The total undiscounted amount of the estimated closure costs as determined by the study total $9,822.  In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date:

December 31, 2006

Credit adjusted risk-free rate

6%

7.   Asset Retirement Obligation (continued)

Kisladag mine

In 2005, management estimated the fair value of the expected closure costs of the Company’s  Kisladag mine.  The total undiscounted amount of the estimated closure costs as determined by the study total $3,116.  In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date:

December 31, 2018

Credit adjusted risk-free rate:

6%

Tanjianshan mine

In 2005, management estimated the fair value of the expected closure costs of the Company’s Tanjianshan mine.  The total undiscounted amount of the estimated closure costs as determined by management total $1,000.  In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date:

December 31, 2014

Credit adjusted risk-free rate:

6%

8.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At December 31, 2005 the Company has nil non voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2004	Shares Issued	Amount

Shares at beginning of the year	253,961,176	$444,665
Shares for exercised stock options	1,592,500	1,536
Shares for cash consideration - Financing	20,700,000	62,140
Shares for cash consideration - Warrants	10,100	32
Shares at December 31, 2004	276,263,776	$508,373

2005

Shares at beginning of the year	276,263,776	$508,373
Shares for exercised stock options	1,282,666	3,070
Shares for exercised of Afcan warrants (Note 3)	1,985,785	4,114
Shares for Afcan acquisition (Note 3)	23,045,151	56,235
Estimated fair value of stock options exercised	-	1,626
Fair Value of Afcan warrants	-	303
Shares at December 31, 2005	302,577,378	$573,721

During 2004 an additional 10,100 shares were issued for the warrants associated with the August 25, 2003 financing and proceeds of $32 were received, 12,442,650 warrants remain outstanding at December 31, 2004 and these warrants expired on August 25, 2005 as unexercised.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

On November 12, 2004, the Company completed a financing of 20,700,000 shares at a price of Cdn$3.75 per share with a syndicate of underwrites for gross proceeds of Cdn$77,625,000 ($65,083).  Net proceeds after payments of all expenses relating to the offering were Cdn$74,103,000 ($62,140).

(b)      Share option plan

As at December 31, 2005, the Company has three share option plans (the “Plans”) as described below. The Company accounts for its grants under the Plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2005 for the Plans were $2,426.

The Company established a share option plan (the “Employee Plan”) in June 1994.   Amendments to the Employee Plan were approved in June 1995, June 1996, May 2000, April 2003, May 2004 and May 2005.  The Board of Directors administers the Employee Plan whereby from time to time, share option grants have been provided for up to a total of 13,813,688 share options to directors, officers, employees, consultants or advisors.

At the Annual Meeting of Shareholders held on April 30, 2003, the Company received approval from the shareholders for the implementation of a share option plan to provide for grants of options to directors and officers of the Company separate from the Employee Plan (the “D & O Plan”).

The Employee Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options in accordance with the terms and conditions of the Plan. Under the Plan 13,813,688 Common Shares (the “Optioned Shares”) are reserved, set aside and made available for issue provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan are granted for five years.  At the discretion of the Board of Directors this term may be extended for a further five years.  All options shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options in accordance with the terms and conditions of the D & O Plan.  Under the D & O Plan 11,058,350 common shares are reserved, set aside and made available for issue. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options.  All share options granted under the D & O Plan are granted for five years.  At the discretion of the Board of Directors this term may be extended for a further five years.  All options shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

The Afcan Plan

At the date of the Afcan Transaction there was an incentive stock option plan (the “Afcan Plan”) in place whereby there were 594,997 options (the “Afcan Options”) outstanding to three employees of Afcan (the “Afcan Employees”) who continued into the employment of Eldorado or Qinghai Dachaidan Mining Limited, a subsidiary of the Company.  In accordance with the terms of the Transaction and the approval of the TSX the Afcan Options were converted and the Afcan Employees received one option (the “New Afcan Option”) for every 6.5 Afcan Options.  The TSX approved a total of 91,538 New Afcan Options to be held under a separate share reserve in addition to the Plans.  The Afcan Options continue to be directed under the terms and conditions of the Afcan Plan and the option agreements with the Afcan Employees until the expiry or exercise of the New Afcan Options, at which time the reserve will be depleted and no longer in effect.  The number of Eldorado shares reserved for the Afcan Options is 91,538.

A summary of the terms and status of Company’s outstanding options at December 31, 2005 and 2004 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding	Weighted Average
	Options	Exercise Price
2004
Outstanding options as at January 1, 2004	3,355,500	$1.82
Granted	3,875,000	3.67
Exercised	(1,592,500)	1.25
Outstanding options as at December 31, 2004	5,638,000	$3.25

Exercisable options as at December 31, 2004	4,729,666	$3.21

2005
Outstanding options as at January 1, 2005	5,638,000	$3.25
Granted	2,805,000	3.29
Granted Afcan plan (Note 3)	91,538	1.47
Exercised	(1,282,666)	2.82
Expired	(75,000)	3.53
Outstanding options as at December 31, 2005	7,176,872	$3.34

Exercisable options as at December 31, 2005	5,373,739	$3.33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

The following table summarises information about share options granted during the twelve months ended December 31, 2005:

Weighted average
exercise price
Shares	Cdn$
1,670,000	3.37
75,000	3.76
125,000	3.30
145,000	3.01
320,000	3.00
120,000	3.12
15,385	1.37
69,230	1.43
6,923	2.15
275,000	3.50
75,000	4.60
2,896,538	3.29

As at December 31, 2005, options to purchase up to 7,232,396 (December 31, 2004 – 4,831,821) shares remained available to be granted under the Plans. Summaries of the Company’s options, including the New Afcan Options, outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of	NumberWeighted-AverageWeighted
Exercise Prices	Outstanding atLifeAverage Exercise
($)	December 31, 2005	RemainingPrice ($)
(years)

Less than 0.41	45,000	0.74	0.25
0.51 to 0.60	50,000	0.41	0.51
0.61 to 0.70	100,000	1.15	0.70
1.21 to 1.80	184,615	2.16	1.44
1.81 to 2.70	385,923	2.29	1.93
2.71 to 4.05	6,161,334	3.54	3.54
Greater than 4.05	250,000	3.48	4.48
Total	7,176,872	3.36	3.34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

Stock Options (Cdn$)

Range of	Number	Weighted-AverageWeighted
Exercise Prices	Outstanding at	LifeAverage Exercise
($)	December 31, 2004	RemainingPrice ($)
(years)

Less than 0.41	45,000	1.74	0.25
0.51 to 0.60	50,000	1.41	0.51
0.61 to 0.70	100,000	2.15	0.70
0.71 to 0.80	79,000	1.84	0.72
1.21 to 1.80	195,000	2.73	1.43
1.81 to 2.70	669,000	3.19	1.99
2.71 to 4.05	4,325,000	4.10	3.67
Greater than 4.05	175,000	3.84	4.43
Total	5,638,000	3.82	3.25

The fair values of options used in the determination of compensation cost for 2005, 2004 and 2003 have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2005December 31, 2004December 31, 2003

Ranging fromRanging fromRanging from
Average risk-free interest rate	3.5% to 4.5%	2.5% to 3.5%	3.76% to 4.32%
Expected life	4 years	3 years	5 years
Expected volatility	0.500000	0.500000	0.500000
Expected dividends	nil	nil	nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

8.

Share Capital (continued)

The following table summarizes information about the warrants outstanding as at December 31, 2005 and 2004.

	Outstanding	Weighted
	Warrants	Average
Exercise Price
(Cdn$)

Warrants outstanding at January 1, 2004	12,452,750	4.10
Exercised	(10,100)	4.10
Warrants outstanding and exercisable at December 31, 2004	12,442,650	4.10

Warrants outstanding at January 1, 2005	12,442,650	4.10
Granted under Afcan acquisition (Note 3)	4,595,952	2.44
Exercised	(1,985,785)	2.44
Expired	(12,458,039)	4.10
Warrants outstanding and exercisable at December 31, 2005	2,594,778	2.44

(c)       Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995.  Under the terms of the plan, rights are attached to the common shares.  The rights become marketable and exercisable only upon the occurrence of certain specified events.  If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.  At a meeting of the Shareholders in 2002 the Shareholder Rights Plan was re-confirmed by the Shareholders.

The rights are not triggered by a “permitted bid” which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular.  Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder.  At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

(d)        Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 284,004,311 (2004 – 257,643,212, 2003 – 221,770,349). Diluted net income (loss) per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. The effect of common stock options and warrants on the net loss per share in 2005, 2004 and 2003 was not reflected as to do so would be anti dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

9.

Financial Instruments

Fair value of financial instruments

At December 31, 2005 and 2004, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt approximate their respective carrying values.

The aggregate estimated fair value of the Company’s investments at December 31, 2005 was $609 and in 2004 was $987.

10.

Taxes

Details of income tax expense related to operations are as follows:

	2005	2004	2003
Income Taxes

Recovery (Expense)
Current
Canada	$(60)	$(26)	$(41)
Foreign	(92)	1,432	1,148

Future
Canada	-	-	-
Foreign	(343)	(757)	(3,570)

	$(495)	$649	$(2,463)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2005	2004	2003
%		%	%

Statutory Rate	(34.86)	(35.62)	(37.62)

Losses not recognized	28.93	27.75	45.79

Foreign income subject to different tax rates	(2.07)	(8.71)	(17.70)

Foreign exchange	6.89	26.15	21.37

Loss not previously recognized	(0.49)	(8.61)	(3.72)

Non-deductible expense and other items	2.62	(5.41)	(2.33)

Effective income tax rate	1.02	(4.45)	5.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

10.

Taxes (continued)

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

Year of expiry	2008	2009	2010	2014	2015

Amount	$4,113	$6,864	$25,803	$5,114	$7,584

In addition, the Brazilian subsidiaries have losses of $176,878 which can be used to offset taxable income and $160,445 which can be used to offset income for social contribution tax.  These losses have no expiry date and can be used to offset 30% of income in any one year.

Significant components of Eldorado’s future income tax assets (liability) at December 31 were as follows:

	2005	2004

Tax losses	$76,916	$53,634
Liabilities	(1,381)	(3,062)
Mineral properties	2,955	7,705
Capital assets	7,523	9,090
Undistributed earnings of a subsidiary	(28)	(271)
Investment allowance and other	11,174	4,032
	$97,159	$71,128
Valuation allowance	(107,210)	(75,726)
Future income tax liability	$(10,051)	$(4,598)

11.

Commitments and Contingencies

The Company’s contractual obligations at December 31, 2005, including payments due for each of the periods indicated, are summarized as follows:

	Payments due in
	2006	2007	2008	2009	2010	2011+	Total

Operating leases	$ 429	$ 363	$ 363	$ 267	$ 389	$ 1,498	$ 3,409
Capital leases	37	36	36	37	-	-	146
Capital expenditures	16,288	1,011	1,000	1,000	1,000	2,250	22,549
Purchase obligations	7,032	1,935	-	-	-	-	8,967
Property expenditures	952	57	57	57	57	287	1,467

Total	$ 24,734	$ 3,402	$ 1,456	$ 1,461	$ 1,446	$ 4,035	$ 36,538

Capital expenditures in 2006 represent purchases relating to the construction of the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through 2007 relate to energy, oxygen and other contracts at the São Bento mine. Property expenditures of $1,467 million relate to land fees and contractual exploration for Vila Nova and Tanjianshan.

The nature of our business subjects Eldorado to regulatory oversight, claims, lawsuits and other proceedings in the ordinary course of business and we can not predict the outcome of any legal proceedings with certainty.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information

All of Eldorado’s operations are related to the gold mining industry.  In 2005, 2004 and 2003 Eldorado had a single producing mine, São Bento, with mining and exploration assets located in South America, Turkey and China.

	Twelve months ended
December 31		December 31	December 31
2005		2004	2003

Gold sales
São Bento Mine	$29,680	$33,153	$36,814
	29,680	33,153	36,814

Operating costs
São Bento Mine	35,378	33,109	22,863
Accretion of asset retirement obligation	484	430	406
	35,862	33,539	23,269

Depletion, depreciation and amortization
São Bento Mine	9,463	4,333	10,192
	9,463	4,333	10,192

Corporate expenses, net of interest and other income	(4,329)	(2,696)	2,250
(Loss) gain on settlement of convertible debenture	-	-	(227)
Stock based compensation expense	(1,961)	(2,894)	(1,106)
Exploration expense	(7,386)	(4,312)	(2,009)
Writedown of assets	(19,537)	-	(44,645)
Gain (loss) on disposals of property, plant and equipment	227	30	(186)

(Loss) profit before income taxes	(48,631)	(14,591)	(42,570)

Tax recovery (expense)
Current	(152)	1,406	1,107
Future	(343)	(757)	(3,570)

Net (loss) income for the year	$(49,126)	$(13,942)	$(45,033)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

12.

Segmented Information (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Segment assets
São Bento - Consolidated	$23,517	$91,877

Total assets for reportable segments	23,517	91,877

Turkey - Consolidated	138,737	55,089
China	97,901	-
Canada	60,580	79,293
	$320,735	$226,259

Revenues by geographic area
North America	$(2,530)	$(1,664)	$1,216
South America	(30,360)	(34,104)	36,993
Turkey	(876)	(147)	20
China	(31)	-	-
	$(33,797)	$(35,915)	$38,229

Net (loss) income by geographic area
North America	$(9,141)	$(8,031)	$1,273
South America	(40,199)	(4,326)	(40,628)
Turkey	397	(1,585)	(5,678)
China	(183)	-	-
	$(49,126)	$(13,942)	$(45,033)

Assets by geographic area
North America	$60,580	$79,293
South America	23,517	91,877
Turkey	138,737	55,089
China	97,901	-
	$320,735	$226,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

13.     Supplementary cash flow information

	2005	2004	2003
Change in non-cash working capital
Accounts receivable	$(2,339)	$(5,492)	$(1,833)
Prepaids	(2,024)	-	-
Inventories	(2,867)	(304)	(607)
Accounts payable and accrued liabilities	9,236	(1,159)	(1,061)
	$2,006	$(6,955)	$(3,501)

Non-cash financing and investing activities
Shares issued on acquisition of Afcan	$56,235	$-	$-
Warrants issued in exchange for those of Afcan	1,204	-	-
Options issued in exchange for those of Afcan	41	-	-

Operating Activities included the following cash payments
Interest paid	$16	$-	$541
Income taxes paid	$262	$166	$242

14.     Subsequent event

On February 7, 2006 the Company announced the closing of a bought deal financing with a syndicate of underwriters.  A total of 34,500,000 common shares were issued at CDN$5.40 per common share for gross proceeds totaling CDN$186,300,000 ($161,494).  CDN$178,848,000 ($155,035) of the gross proceeds were released to the Company and CDN$7,452,000 ($6,460) of the gross proceeds were released to the underwriters.  This financing provides funds to acquire late-stage development gold properties in China, complete the development and continue exploration of our properties in Turkey, China and Brazil, acquire other properties and carryout general corporate activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

15.

Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

	Twelve months ended December 31,
	2005	2004	2003

Net loss for the period
reported under Canadian GAAP	$(49,126)	$(13,942)	$(45,033)
Add (deduct)
Property, plant and equipment costs (a)	-	-	14,915
Exploration costs (a)	(650)	(509)	671
Accretion on convertible debentures ( c)	-	-	127
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	-	227

Net loss before change in accounting policy	(49,776)	(14,451)	(29,093)

Cumulative effect adjustment - asset retirement obligation (d)	-	-	(1,020)

Net loss for the period before
comprehensive income adjustments	$(49,776)	$(14,451)	$(30,113)

Net loss per common share U.S. GAAP
Basic and diluted	$(0.18)	$(0.06)	$(0.14)

Other comprehensive income
Opening balance	$(237)	$233	$1,957
Gold sales contracts (b)	-	-	(2,286)
Unrealized gain on investments (e)	284	(470)	562

Closing balance	$47	$(237)	$233

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2005	2004	2003

Shareholders* equity reported under
Canadian GAAP	$224,927	$206,961	$153,475

Cumulative adjustments to shareholders* equity
add (deduct)

Exploration costs (a)	(16,524)	(15,874)	(15,365)
Deferred gain (loss) on gold sales contracts (b)	-	-	(329)
Accretion on convertible debentures (c)	-	-	1,036
Contributed surplus	-	-	(1,094)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	-	-	(236)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-	-	294
Unrealized gain (loss) on investments (e)	47	(237)	562

Shareholders* equity under U.S. GAAP	$208,450	$190,850	$138,343

Total assets reported under
Canadian GAAP	$320,735	$226,259	$171,959
Add (deduct)
Exploration costs (a)	(16,524)	(15,874)	(15,365)
Investments (e)	47	(237)	562

Total assets under U.S. GAAP	$304,258	$210,148	$157,156

Total liabilities reported under
Canadian GAAP	$95,808	$19,298	$18,484
Add (deduct)
Deferred gain on gold sales contracts (b)	-	-	329

Total liabilities under U.S. GAAP	$95,808	$19,298	$18,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2005	2004	2003

Cash flows from operating activities
under Canadian GAAP	$(13,934)	$(10,426)	$3,646
Exploration costs	(650)	(509)	(3,604)

Cash flows from operating activities
under U.S. GAAP	(14,584)	(10,935)	42

Cash flows from investing activities under
Canadian GAAP	(88,516)	(22,918)	(14,191)
Exploration costs	650	509	3,604

Cash flows from investing activities
under U.S. GAAP	(87,866)	(22,409)	(10,587)

Cash flows from financing activities
under Canadian and U.S. GAAP	(90)	63,708	71,469

Foreign exchange loss on cash
held in foreign currency	976	(439)	6,914

Increase (decrease) in cash and
cash equivalents	(101,564)	29,925	67,838

Cash and cash equivalents -
Beginning of period	135,390	105,465	37,627

Cash and cash equivalents -
End of period	$33,826	$135,390	$105,465

a)

Property, plant and equipment and exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses all exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and upon completion of a feasibility study, subsequent exploration and development costs on the property are capitalized.

In 2002 the Company recorded a write down at its São Bento mine of $14,915 due to the exclusion of inferred resources per SFAS 144 which was reversed in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

b)

Forward gold sales contracts and foreign exchange purchase commitments

Derivative instruments

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133) effective January 1, 2001. SFAS No. 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in a derivative’s fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the Company’s financial instruments as hedges for U.S. GAAP purposes under SFAS No. 133. Gains from hedges previously closed out are classified in other comprehensive income on transition to SFAS No. 133.

A similar guidance has been introduced in Canada, Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which is effective for the years beginning July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

c)

Convertible debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. Under U.S. GAAP the debentures would be classified as a liability at their face value.

A portion of the convertible debentures was settled during 2002, resulting in a gain of $463 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $294 and would be classified as an extraordinary item. During 2003 the outstanding balance was paid resulting in a loss of $227 under Canadian GAAP. Under US GAAP there would be no gain or loss on repayment of the outstanding convertible debentures.

d)

Asset retirement obligation

SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS 143 requires no restatement of prior year balances and the cumulative effect is included in the net loss for the year. Under SFAS 143, the cumulative effect for the change in accounting policy is recorded into loss for the period.

e)

Investments

Under US GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. These securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts

f)

New accounting pronouncements

The recent consensus reached by the US Emerging Issues Task Force in EITF 04-06, Accounting for Stripping Costs Incurred during Production in the Mining Industry This consensus was ratified by the Financial Accounting Standards Board (FASB) at its March meeting and, if finalized as proposed, will give rise to a GAAP difference.  Under EITF 04-06, stripping costs incurred during the production phase of a mine should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred.  EITF 04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005.  The Company will record a cumulative adjustment effective January 1, 2006 that has not yet been determined, however it does not expect the adoption of EITF 04-6 have a material impact on its financial position, results of operations or cash flows.

During June 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections. The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the company’s 2006 financial statements.

Recent Canadian Accounting Pronouncements

(i)        Deferred Stripping Costs

In October 2005, the CICA Emerging Issues Committee (EIC) issued for comment a draft abstract, EIC D56 “Accounting for Deferred Stripping Costs in the Mining Industry”. If adopted, this EIC would require stripping costs to be accounted for as variable production costs to be included in inventory unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. A betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a units-of-production basis over the proven and probable reserves to which they relate.
As at December 31, 2005 the company has no deferred stripping costs.

(ii)        Non-monetary Transactions

CICA Handbook Section 3831 “Non-Monetary Transactions” will be applicable to the company commencing with the 2006 financial year.

(iii)        Derivative Instruments

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2005, 2004 and 2003

Expressed in thousands of U.S. dollars except per share amounts purposes. It builds on the existing Accounting Guideline AcG–13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for 2005 with those of 2004 and 2003. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Prospectus dated January 31, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Prospectus dated January 31, 2006 and Annual Information Form dated March 31, 2005.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S. This MD&A is effective as at March 21, 2005.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

Eldorado’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures.   The Chief Executive Officer and Chief Financial Officer have designed such disclosure controls and procedures or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known, particularly during the period in which the annual filings are being prepared.

1. 2005 – Year in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the São Bento gold mine (the “São Bento mine” or “São Bento”) in Brazil and are constructing the Kisladag gold mine (“Kisladag mine” or “Kisladag”) in Turkey and the Tanjianshan gold mine (“Tanjianshan mine” or “Tanjianshan”) in China. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Afcan Acquisition

Effective September 13, 2005, we acquired Afcan Mining Corporation (“Afcan”). As a result, we acquired an 85% interest in the Tanjianshan mine located in Qinghai Province in western China. Once we have invested $50.00 million of capital in Tanjianshan, our ownership will increase to 90%. Based on our current capital expenditure program, we anticipate incurring such expenditures to raise our interest to 90% in 2006. In addition to Tanjianshan, there are other exploration opportunities within the 344 square kilometre property acquired as part of the Afcan acquisition.

Under the terms of the agreement, we issued 23,045,151 Eldorado shares to the shareholders of Afcan in return for all of Afcan’s outstanding common shares. We also issued (or assumed the obligation to issue) 4,595,952 share purchase warrants and 91,538 stock options. Our out-of-pocket costs associated with the transaction were $1.26 million.

This business combination has been accounted for as a purchase transaction, with Eldorado being identified as the acquirer and Afcan as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. Our consolidated financial statements include 100% of Afcan’s operating results for the period from September 14, 2005 to December 31, 2005.

This acquisition affected our balance sheet as explained in Note 3 of the consolidated financial statements. We recorded a future income tax liability of $5.12 million, which results from an imputed income tax liability we incurred due to the difference between the allocated fair values and tax values of the property, plant and equipment assets we acquired.

We recorded goodwill of $2.24 million, representing the excess of the purchase price over the fair value of the acquired assets and liabilities. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in the transaction and the potential for increased revenues as a result of higher realized gold prices due to an increase in the price of gold.

Net Loss for the Year

The consolidated net loss for 2005 was $49.13 million or ($0.17) per share compared with a net loss of $13.94 million or ($0.05) per share in 2004 and $45.03 million or ($0.20) per share in 2003.

In December 2005, we wrote down assets of $18.88 million relating to the São Bento mine. During 2005, we determined that there is a low probability that the ore zone continues at depth. Based on current cash flow analyses and current reserve estimates, we wrote down the balance sheet carrying value of the mine asset by $12.37 million to state the asset at its deemed fair value. We also determined that the realization of certain Brazilian federal tax credits is in question given that, based on current estimates, Sao Bento will not generate sufficient income to use these credits. This resulted in a write-down of $4.87 million. After reviewing the material and supplies inventory, and based on the shorter mine life, we wrote off certain items at year-end, totaling $1.64 million. In 2006, São Bento will enter its last full year of production as we plan to cease mining operations in the first half of 2007.

Other contributing factors to the net loss for the year were higher operating costs and depreciation at the São Bento mine, increased general and administrative costs associated with the start-up of the Kisladag mine and higher exploration expenditures.

Gold Sales

In 2005, we sold 66,804 ounces of gold for $29.68 million at an average realized selling price of $444 per ounce. This compares to 2004 gold sales of 81,913 ounces for $33.48 million (excluding a hedging loss of $0.33 million) at an average realized price of $409 per ounce and 2003 gold sales of 95,544 ounces for $34.52 million at an average realized price of $361 per ounce. We had lower gold sales in 2005 because of lower gold production, caused by problems with ground stability, lower grades and interruptions in mining operations during the completion of the shaft-deepening project at São Bento.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Financial Position

At December 31, 2005, we held $33.83 million in cash and short-term deposits and $50.00 million in a reserve account, substantially offsetting our debt of $50.83 million. We remain hedge free.

On February 7, 2006, we announced the closing of a bought deal financing with a syndicate of underwriters. A total of 34,500,000 common shares were issued at CDN$5.40 per common share for gross proceeds totaling CDN$186.30 million ($161.49 million) and net proceeds of CDN$178.85 million ($155.04 million). This financing gives us sufficient funds to acquire late-stage development gold properties in China, complete the development and continue exploration of our properties in Turkey, China and Brazil, acquire other properties and carry out general corporate activities.

At December 31, 2005, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly owned subsidiary of Eldorado, has drawn $50.00 million on its Revolving Credit Facility, which is secured by cash deposits in a cash collateral account over which HSBC Bank USA, National Association holds security.

As a result of the Afcan acquisition, we assumed two loans totaling $2.13 million that are payable to Sino Gold Limited. The first loan of $0.70 million was paid in full on December 31, 2005. The second loan of $1.43 million is a non-interest bearing loan discounted using an interest rate of 8%. We paid the first installment of $0.29 million on December 31, 2005 and will repay the remaining balance of $1.14 million in installments on December 31 over the next four years.

At March 21, 2006, there were 339,901,489 voting common shares issued and outstanding.

2. Development

Kisladag Mine Construction

At December 31, 2005 construction at the Kisladag mine was approximately 90% complete.  The Kisladag construction schedule was delayed by unseasonably cold temperatures and snow during the first two months of 2006. We now expect mechanical completion of all major components by the end of March 2006. The ADR Plant is complete and is currently being commissioned. Overliner ore has been completed on four of the six leach pad cells and is continuing on cells five and six. Approximately 130,000 tonnes of oxide ore have been placed on cell one and an additional 500,000 tonnes of oxide ore have been stockpiled prior to being loaded on the pad.

Revisions to the capital budget estimates reported in Q2 2005 remain on target, with a forecasted estimate of total costs of $83.4 million to completion. We have revised the production schedule to take into account the new starting date and are currently projecting production of 120,000 ounces of gold in 2006 at a cash cost of $215 per ounce. We anticipate that the mine will produce at an annualized rate of 240,000 ounces in 2007 and beyond.

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of the Environment and Forestry seeking to cancel the Positive Certificate for the Kisladag Project on the basis of an alleged threat to the environment.  We are confident in both the methodology of the Environment Impact Assessment Report and Tüprag’s compliance with all procedural steps taken in obtaining the Positive Certificate.  We continue to believe that we will successfully defend this litigation.  The litigation has not impacted the ongoing construction of Kisladag.  If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may adversely affect production and revenue from Kisladag.

Efemçukuru

In September 2005, we received an Environmental Positive Certificate for Efemçukuru, representing the successful completion of the first stage of the permitting process. We are proceeding with the permitting process and land acquisition in 2006. Our 2006 work plan includes an infill drilling program and a step-

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

out drilling program designed to test the down-dip potential of the ore zone. Preliminary engineering has begun and we expect to complete a Feasibility Study by the end of Q3 2006. Construction is targeted to begin in 2007 with production planned to begin in 2008.

In 2004, Litigation was filed by certain third parties against the Turkish Ministry of Energy and Natural Resources (“MOE”) and Tuprag seeking to cancel the mineral license for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area.  During the course of this litigation, a lower court issued an injunction, and while in effect, the injunction would have prevented the commencement of mining activities at the Efemcukuru Project.  In 2005 this injunction was subsequently overturned by a higher court.

Tanjianshan

Construction at Tanjianshan is approximately 60% complete and continues on schedule for start-up in Q4 2006. Foundations for the crushing plant, SAG mill and flotation plant are complete and the SAG mill has been secured on its foundation. Pre-stripping has begun at both Jinlonggou (“JLG”) and Qinglongtan (“QLT”) deposits and ore has been exposed in both pits.

We now estimate capital costs of $63.4 million at Tanjianshan, due to changes to the tailings dam design and general increases in engineering, procurement and construction management costs. Additional capacity has also been added to the process circuit to allow for increased throughput. We expect to produce 40,000 ounces of gold at a cash cost of $320 per ounce in 2006.

3. Exploration Review

In 2006, we will continue to explore in Turkey, China and Brazil with a total exploration budget of $14.00 million. It is our philosophy to advance a pipeline of projects that take advantage of our strategic positions in the countries where we operate.

Turkey

In 2005, our exploration activities in Turkey focused on the AS project, which is 50% owned by Eldorado. Drilling results have confirmed AS to be an extensive copper-gold porphyry system. In 2006, we will use the 2005 drill results, along with recently completed geophysical survey data (ground magnetics and IP), geologic mapping and soil geochemistry, to continue to outline the porphyry-style mineralization over the target areas. We will also start preliminary metallurgical test work on core samples and complete a preliminary assessment.

In the Pontide Volcanic Belt in Eastern Turkey, work will continue at the Koyalhisar project. The targets at Koyalhisar are both bulk tonnage disseminated precious metal systems and higher grade vein systems. Our 2006 work plan includes a magnetic survey over the existing geochemical anomalies and 4,500 metres of core and reverse circulation drilling as a first-pass drill program.

Also in the Pontides, we will be working at the Mahmur Tepe project, where the target is high density, near-surface gold-bearing fractures and quartz veins. During 2005, a soil geochemical survey resulted in gold values greater than 1 gram per ton in soils coincident with a strong magnetic anomaly. The Mahmur Tepe 2006 work plan consists of trenching and 1,500 metres of core drilling.

In Western Turkey, we plan to complete 1,500 metres of reverse circulation drilling at the Bayramic project in early 2006, where the target is a coincident geochemical gold and copper and geophysical (IP and Mag) anomaly in porphyritic intrusive rocks.

To advance our pipeline of projects in Turkey, two crews will conduct reconnaissance on our existing projects in Western and Eastern Turkey, examine new prospects and acquire new licences as appropriate to our growth strategy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Brazil

In Brazil we have the Vila Nova project which consists of two separate ore bodies, Vila Nova gold and Vila Nova iron.  Initial drill results from our diamond drilling program at the Vila Nova gold project in Amapa State have been positive with all drill holes intersecting gold mineralization. Our exploration plan for 2006 includes mapping and sampling the on-strike extensions of the main gold trends, as well as carrying out a detailed ground geophysical survey. Drilling will continue on the down-plunge extensions of the main target areas, and we will begin metallurgical test work on surface and core samples.

Drill results from the 19 diamond drill holes over a strike length of 1,400 meters at the Vila Nova iron ore project produced an inferred resource of 8.7 million tonnes with a grade of 61% iron.  Our 2006 work plan includes completing 1,500 meters of infill and extension drilling, conducting metallurgical testing, preparing a feasibility study, and continuing permitting and project implementation.

China

We completed the 2005 exploration drilling program at the Tanjianshan project, which focused on resource extensions at JLG and QLT pits. The program was successful in extending mineralization at JLG to the east. The 2006 exploration program is designed to target inferred mineral resources currently within the pit design at JLG and to extend the high grade portion of QLT and a belt of known mineralization in intrusive rocks between JLG and QLT.

4. Production

São Bento mine
	2005	2004	2003
Operating data¹
Gold production
Ounces	64,298	82,024	95,049
Cash operating costs ($/oz)5	$ 407	$ 294	$ 234
Total cash costs ($/oz)2,5	$ 416	$ 302	$ 241
Total production costs ($/oz)3,5	$ 564	$ 358	$ 364
Realized price ($/oz sold)4	$ 444	$ 409	$ 361

São Bento mine
Tonnes to mill	310,703	366,729	374,130
Grade (grams/tonne)	7.67	7.81	8.50
Average recovery rate (%)	89.3	89.1	92.0

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section “Non-GAAP Measures” of the MD&A.

São Bento produced 64,298 ounces of gold in 2005, 21.6% lower than production in 2004 and 32.4% lower than production in 2003. Gold production was adversely affected in 2005 because of problems with ground stability, lower grade and interruptions in mining activities incurred during the completion of the shaft-deepening project. Cash costs were affected by lower gold production, increased costs for ground support and the appreciation of the Brazilian Real against the US dollar.

The shaft-deepening project was completed in October 2005 and commissioned in November at a total cost of $13.33 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Throughout 2005, we drilled 17 diamond drill holes at São Bento and examined all geological, structural and geochemical data to determine the probability of down-dip extensions of the ore zone. We concluded that there is a low probability of the ore zone continuing below the 33rd level. The mine at São Bento will enter its last full year of production in 2006 as we plan to cease mining operations in the first half of 2007. We are reviewing alternatives regarding the future of this asset.

São Bento mine
Gold Production and Cost per Ounce	2005	2004	2003

Direct mining expense	$406	$287	$227
Inventory change	(6)	-	1
Refining and selling costs	7	6	5
Vancouver costs	1	2	1
By-product credits	(1)	(1)	-
Cash operating costs per ounce	$407	$294	$234

Royalties and production taxes	9	8	7
Total cash costs per ounce	$416	$302	$241

Depletion, depreciation and amortization	147	53	107
Foreign exchange (gain) loss	(7)	(3)	12
Accretion of asset retirement expense	8	6	4
Total production costs per ounce	$564	$358	$364

5. Review of Financial Results

Net (Loss) Income

Our consolidated net loss for 2005 was $49.13 million or ($0.17) per share compared with a net loss of $13.94 million or ($0.05) per share in 2004 and $45.03 million or ($0.20) per share in 2003.

Revenues

Our revenues consist of sales of gold bullion that we sell to a number of large institutions.

REVENUE - ($000)	2005	2004	2003

Gold sales	$29,680	$33,482	$34,528
Effect of hedging	-	(329)	2,286
Total	29,680	33,153	36,814

Interest and other income	4,117	2,762	1,415
	$33,797	$35,915	$38,229

Interest and Other Income

Interest income earned on cash, short-term money market investments and deposits held in 2005 was $3.55 million compared to $1.75 million in 2004 and $1.20 million in 2003. Other income of $0.57 million in 2005 ($1.01 million in 2004 and $0.22 million in 2003) resulted from the sale of Brazilian tax credits.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Expenses

EXPENSES - ($000)	2005	2004	2003
Operating costs	$35,378	$33,109	$22,863
Depletion, depreciation and amortization	9,798	4,431	10,321
General and administrative	12,976	5,531	4,961
Exploration expense	7,386	4,312	2,009
Stock-based compensation expense	1,961	2,894	1,106
Foreign exchange (gain) loss	547	(196)	(6,494)
Write-down of investments	662	-	-
Write-down of assets	18,875	-	44,645
Gain on disposal of property previously written off	(5,500)	-	-
Other	345	425	1,388
	$82,428	$50,506	$80,799

Operating Costs

Operating costs for the São Bento mine in 2005 included $5.26 million of development costs that were charged to operating costs based on the reduced estimate of probable reserves reported at December 31, 2004 and $1.80 million of contractual severance expense. Higher cash costs per ounce for 2005 resulted from reduced production rates as we focused on completing the shaft-deepening project, as well as tighter ground control practices at depth and the appreciation of the Brazilian Real.  From January 1, 2005 through to December 31, 2005 the Brazilian Real appreciated 12.1%.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased in 2005 due to the reduced mine life of the São Bento mine resulting from the reduced estimate of probable reserves reported at December 31, 2004. At December 31, 2005, the São Bento mine was written down to its fair value, and depreciation and amortization expense in 2006 will therefore be nil.

General and Administrative

General and administrative expense includes $1.00 million of liabilities that were accrued at December 31, 2005 in connection with the São Bento mine as it enters its last full year of production. General and administrative costs at the Kisladag mine increased by $4.44 million, attributable to start-up costs. We have brought on administrative staff to hire and train a core operating team at the Kisladag mine. Head office general and administrative expense is up by $1.66 million in 2005 because we hired additional staff to support our expansion and increased travel associated with support of our international operations.

Exploration Expense

Our increased exploration expense in 2005 is a result of greater levels of exploration activity in Brazil, Turkey and China. Drilling activities at Vila Nova in Brazil of $4.69 million, at the AS Project in Turkey of $0.86 million and at Tanjianshan in China of $1.23 million account for the majority of these exploration costs. In 2006, we will continue to advance a pipeline of projects in these countries with a total corporate exploration budget of $14.00 million.

Stock-Based Compensation Expense

Eldorado uses fair-value accounting for awards of stock options to employees, officers and directors under its share option plans. In 2005, 2,805,000 options were granted to employees, officers and directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Foreign Exchange (Gain) Loss

During the first six months of 2005, the Canadian dollar weakened against the US dollar, resulting in a foreign exchange loss on Canadian funds held. In the last six months of 2005, the Canadian dollar strengthened against the US dollar, resulting in a foreign exchange gain that partially offset the year-to-date losses.

Write-Down of Investments and advances

On November 28, 2003, we purchased 2,500,000 units of Fury Explorations Ltd. (“Fury”) at a price of $0.47 per unit. Despite a strong gold price, Fury’s share price fell during the first quarter of 2005, and as a result, we wrote down the investment to market at the quarter-end. Fury’s share price remained stable for the rest of 2005 and no further write-down of the investment is contemplated at this time.

Write-down of Assets

We wrote down assets of $18.88 million relating to the São Bento mine as we determined that there is a low probability that the ore zone continues at depth  Write-down of assets includes $12.37 million of the Sao Bento mine, $4.87 of certain Brazilian federal tax credits and $1.64 million for certain inventory items.

Gain on Disposal of Property Previously Written off

Gain on disposal of property of $5.50 million results from Tuprag’s sale of its Kaymaz and Kucukdere mine operation licences and immoveable property, together with all rights and obligations, to Koza Altin Isletmeleri A.S. The sale price of the licences and property was $5.50 million, which equals the gain on sale as we had written off the properties to nil in 2003 and 1998 respectively.

Income Taxes

Current tax expense for 2005 was $0.15 million compared to a tax recovery of $1.41 million in 2004. The recovery in 2004 resulted from the reversal of the remaining Brazilian withholding tax liability after we restructured our inter-company debt.

Future income tax expense for 2005 was $0.34 million compared to a future income tax expense of $0.76 million in 2004. The expense in 2005 and 2004 results from a strengthening Brazilian Real against the US dollar.

6. Financial Conditions and Liquidity

Cash from Operations

The decrease in cash from operations from 2004 to 2005 resulted primarily from higher cash operating costs at São Bento and increased exploration and administrative expenses.

The net increase in non-cash working capital in 2005 of $2.01 million results primarily from the increase in accounts payable balances, partially offset by the increase in accounts receivable and inventory balances from the prior year-end. Accounts payable increased $13.73 million due to the construction of both the Kisladag and Tanjianshan mines. Accounts receivable decreased by $0.44 million because of the write-off of certain federal Brazilian tax credits offset by an increase in the Value Added Tax receivable in Turkey. Inventory increase of $1.67 million over 2004 reflects the initial ore inventory from the Kisladag and Tanjianshan mines, partially offset by the write-off of certain materials and supplies inventory at the São Bento mine.

Investing Activities

In 2005, we invested $88.76 million in property, plant and equipment. At São Bento, our capital expenditures of $7.36 million were primarily related to underground ventilation and development. Capital expenditures of $60.60 million at the Kisladag mine relate to construction activities. Capital expenditures of $18.49 million at Tanjianshan relate to construction activities.  Other expenditures were $2.31 million.

We received net cash proceeds from the Afcan acquisition of $0.66 million. Net cash proceeds resulted from the cash balance acquired of $11.92 million, less acquisition costs incurred of $1.26 million and less intercompany debt outstanding of $10.00 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Financing Activities

We received cash of $7.18 million resulting from the exercise of stock options and warrants throughout the year.

As a result of the Afcan acquisition, we assumed two loans of $2.13 million payable to Sino Gold Limited. The first loan of $0.70 million and the first installment of the second loan of $0.29 million were paid in full at December 31, 2005.

Other assets of $6.29 million relate primarily to the long-term portion of the Value Added Tax receivable in Turkey.

Cash Resources and Liquidity

At December 31, 2005, we had cash and short-term investments of $33.83 million resulting in working capital of $30.46 million, compared with $135.39 million of cash and short-term investments and working capital of $144.02 million at the beginning of the year. The decrease in cash and short-term investments was primarily caused by our expenditures for property, plant and equipment related to constructing Kisladag and Tanjianshan.  As noted elsewhere herein under Financial Position, the Company completed the sale of 34,500,000 shares of common stock for net proceeds of $155.04 million in February 2006.

7. Contractual Obligations

Our contractual obligations at December 31, 2005, including payments due for each of the periods indicated, are summarized as follows:

			Payments due in
Contractual obligations ($000)	2006	2007	2008	2009	2010	2011+	Total

Operating leases	$429	$363	$363	$367	$389	$1,498	$3,409
Capital leases	37	36	36	37	-	-	146
Capital expenditures	16,288	1,011	1,000	1,000	1,000	2,250	22,549
Purchase obligations	7,032	1,935	-	-	-	-	8,967
Property expenditures	952	57	57	57	57	287	1,467

Total	$24,738	$3,402	$1,456	$1,461	$1,446	$4,035	$36,538

Capital expenditures in 2006 represent purchases relating to the construction of the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through 2007 relate to energy, oxygen and other contracts at the São Bento mine. Property expenditures of $1.47 million relate to land fees and contractual exploration expenditures for Vila Nova and Tanjianshan.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

8. Summary of Quarterly Results and Fourth Quarter Review

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
$000 except per share amounts	2005	2005	2005	2005
Revenue	$9,239	$10,522	$6,154	$7,882
Net income (loss)	$(22,599)	$(6,507)	$(11,063)	$(8,957)

Basic and diluted (loss) income per share - US$	(0.08)	(0.02)	(0.04)	(0.03)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	2004	2004	2004	2004
Revenue	$9,560	$9,156	$7,259	$9,940
Net income (loss)	$(10,263)	$(1,343)	$(1,673)	$(663)

Basic and diluted (loss) income per share - US$	(0.04)	-	(0.01)	-

Lower production levels, lower sales volumes and higher operating costs have led to net loss in each of the eight quarters in 2004 and 2005. The losses reported in Q4 2004, Q1 2005, Q2 2005 and Q3 2005 were affected by results of the 2004 exploration drilling program at the São Bento mine that did not establish the continuity of the mineralization at depth, resulting in a reduced estimate of probable reserves and a reduction in the mine life. Based on these drilling results, we have charged certain development costs to operating costs and increased our depreciation rate to reflect the shorter mine life. In Q4 2005, the write-off of the São Bento mine to fair value of $12.37 million accounted for a majority of the reported loss.

9. Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve. The projected mineral reserves are classified as such by both Canadian and US regulatory authorities.

We advise US investors that while the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, value beyond proven and probable

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates. Our five-year plan currently assumes the following prices:

	2006	2007	2008	2009	2010

Gold price (US$/oz)	475	450	425	400	400

The resulting average five-year price is $430 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

10. Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand and political and economic conditions. Worldwide gold production levels also affect gold prices, and the price of gold is occasionally subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting São Bento may have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We operate in numerous countries – including the US, Canada, Brazil, Turkey and China – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2005, 2004 and 2003

11. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce 1
	2005	2004	2003

Gold ounces sold	66,804	81,913	95,544
Cash operating cost - ($000)
Operating costs	$35,378	$33,109	$22,863
Royalty expense and production taxes	(564)	(634)	(652)
Effects of inventory adjustments	(400)	332	405
FV of stock option grants	(171)	(650)	(259)
Expense of contractual severance costs	(1,801)	-	-
Expense of certain development costs	(5,260)	(8,075)	-
Cash operating cost	$27,182	$24,082	$22,357

Cash operating cost per ounce	$407	$294	$234

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations.